STATE TRUST
5550 Painted Mirage Road, Suite 320	Trustee	Mr. Ofer Abarbanel
Las Vegas, NV	Telephone	+ 1 818-941-4618
Zip Code: 89149

REF: sf - 2016

Date: December 28, 2016

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Name Change for Sole Series of State Trust; File Nos. 333-212580, 811-23173

Dear Ms. Larkin:

By correspondence dated December 22, 2016, the Registrant provided responses to your follow-up comments provided on November 28, 2016, related to prior correspondence and disclosure changes.  Subsequently, the Registrant has decided to rename its sole series from the “1-3 Month Enhanced Short Duration Mutual Fund” to “State Trust – Enhanced Ultra Short Duration Mutual Fund” to better reflect the character of the fund and market convention.

The Registrant believes this updated name is consistent SEC staff guidance for the following reasons:

1.

The reference “Ultra Short Duration” is used by other SEC regulated 40 act mutual funds which have an ultra-short duration but are not classified as money market funds.

2.

This name is commonly used by financial publications to rate similar funds within a peer group: http://money.usnews.com/funds/mutual-funds/rankings/ultrashort-bond.

The Registrant undertakes to reflect the new name in subsequent EDGAR filings.

Respectfully,

By:/s/ Ofer Abarbanel
Ofer Abarbanel, Trustee